FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of July 2019

 Commission File Number: 001-38757
TAKEDA PHARMACEUTICAL COMPANY LIMITED
(Translation of registrant’s name into English)

1-1, Nihonbashi-Honcho 2-Chome
Chuo-ku, Tokyo 103-8668
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information furnished on this form:
EXHIBIT

Exhibit Number

1.	Results of the Exercise of Voting Rights of the 143rd Ordinary General Meeting of Shareholders

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAKEDA PHARMACEUTICAL COMPANY LIMITED

Date: July 2, 2019	By:	/s/ Takashi Okubo
Takashi Okubo Global Head of Investor Relations

Results of the Exercise of Voting Rights of the 143rd
Ordinary General Meeting of Shareholders

The results of the exercise of voting rights of the 143rd Ordinary General Meeting of Shareholders of the Company held on June 27, 2019 (Thursday) are as follows.

[1] Details of matters to be resolved
<The Company’s proposals (First to Sixth Proposals)>
First Proposal: Appropriation of Surplus
Concerning the year-end dividend
90 yen per share of common stock of the Company
Second Proposal: Election of Twelve (12) Directors who are not Audit and Supervisory Committee Members
To elect Christophe Weber, Masato Iwasaki, Andrew Plump, Constantine Saroukos, Masahiro Sakane, Olivier Bohuon, Ian Clark, Yoshiaki Fujimori, Steven Gillis, Toshiyuki Shiga, Jean-Luc Butel and Shiro Kuniya as Directors who are not Audit and Supervisory Committee Members.
Third Proposal: Election of Two (2) Directors who are Audit and Supervisory Committee Members
To elect Emiko Higashi and Michel Orsinger as Directors who are Audit and Supervisory Committee Members.
Fourth Proposal: Revisions Pertaining to the Amount and the Contents of Stock Compensation, etc. for Directors who are not Audit and Supervisory Committee Members
With regard to the amount and the contents of stock compensation, etc. for Directors (excluding Directors who are Audit and Supervisory Committee Members and Directors residing overseas who are not External Directors), to change in maximum amount to be contributed by the Company targeting three (3) consecutive fiscal years, to introduce Special one-time Performance Share Unit for Internal Directors, to change in the calculation formula of share conversion points for annual grant, and to change in vesting schedule for External Directors.
Fifth Proposal: Revisions Pertaining to the Contents of Stock Compensation, etc. for Directors who are Audit and Supervisory Committee Members
With regard to the contents of stock compensation, etc. for Directors who are Audit and Supervisory Committee Members, to change in Plan Period, to change in vesting schedule, and to abolish the additional base points.
Sixth Proposal: Payment of Bonuses to Directors who are not Audit and Supervisory Committee Members
To pay bonuses within a total of 730 million yen to the 2 Directors who are not Audit and Supervisory Committee Members (excluding Directors resident overseas and External Directors) in office as of the end of this fiscal year.
<Shareholders’ proposals (Seventh Proposal and Eighth Proposal)>
Seventh Proposal: Partial Amendment to the Articles of Incorporation (Individual disclosure of the directors’ compensation)
To add the following clause as Article 20, paragraph 2.
(2) The amount and substance of the directors’ compensation shall be individually disclosed irrespective of the amount, the method to determine the compensation shall be specifically indicated, and all compensation shall be individually evaluated and disclosed in Japanese yen in the business report and the annual securities report each year.
Eighth Proposal: Partial Amendment to the Articles of Incorporation (Adoption of a clawback clause)
To add the following clause as Article 20, Paragraph 3, and add the following descriptions at the end of Article 27, Paragraphs 1 and 2 respectively.
Article 20 (Compensation, Etc. for Directors)
(3) If the performance indicators and other figures that serve as the basis for calculating the compensation amount under the performance-based compensation plan are erroneous, or if the compensation amount under the long-term incentive plan (stock compensation) is inflated in proportion to the share price that is unduly inflated by reflecting erroneous information (for example, if impairment loss has arisen on excessive investment in the past or if the correction of previous years’ financial results has been made), the compensation amount shall be recalculated based on correct indicators and other figures, and the difference in the compensation amount arising from the recalculation shall be either returned to the

Company or shall be reduced (or unpaid). Details of this arrangement shall be prescribed in the Company’s internal rules, and shall be described in the mandate agreement between each of the directors and the Company.
Article 27 (Exemption of Directors’ Liability)
At the end of Paragraphs 1 and 2 respectively
However, the above shall not apply to the return or reduction (or non-payment) of compensation pursuant to Paragraph 3, Article 20.

[2] Numbers of voting rights for approval of, against and abstaining from each of the matters to be resolved, requirements for each of the matters to be resolved to be approved and the results for each resolution

Matter to be resolved	Approval (No. of voting rights)	Against (No. of voting rights)	Abstention (No. of voting rights)	Total No. of voting rights exercised	Result (Proportion of approval)	Approval requirements
First Proposal	12,449,437	63,974	31,337	12,600,277	Approval (98.80%)	(Note) 1
Second Proposal						(Note) 2
Christophe Weber	10,621,750	1,712,840	210,120	12,600,239	Approval (84.30%)
Masato Iwasaki	12,107,572	226,990	210,176	12,600,267	Approval (96.09%)
Andrew Plump	12,105,432	229,132	210,174	12,600,267	Approval (96.07%)
Constantine Saroukos	11,804,438	530,082	210,217	12,600,266	Approval (93.68%)
Masahiro Sakane	11,990,184	344,342	210,211	12,600,266	Approval (95.16%)
Olivier Bohuon	10,713,522	1,621,024	210,186	12,600,261	Approval (85.03%)
Ian Clark	10,342,529	1,991,985	210,206	12,600,249	Approval (82.08%)
Yoshiaki Fujimori	12,088,859	245,684	210,195	12,600,267	Approval (95.94%)
Steven Gillis	12,120,741	213,801	210,196	12,600,267	Approval (96.19%)
Toshiyuki Shiga	11,244,741	1,089,781	210,204	12,600,255	Approval (89.24%)
Jean-Luc Butel	12,097,186	237,267	210,285	12,600,267	Approval (96.01%)
Shiro Kuniya	12,056,591	277,846	210,299	12,600,265	Approval (95.69%)
Third Proposal						(Note) 2
Emiko Higashi	12,273,339	240,222	31,182	12,600,272	Approval (97.41%)
Michel Orsinger	12,270,715	242,860	31,167	12,600,271	Approval (97.38%)
Fourth Proposal	7,998,129	4,336,378	210,200	12,600,236	Approval (63.48%)	(Note) 1
Fifth Proposal	9,431,359	3,082,290	31,126	12,600,304	Approval (74.85%)	(Note) 1
Sixth Proposal	9,602,305	2,901,846	40,583	12,600,263	Approval (76.21%)	(Note) 1
Seventh Proposal	6,252,850	5,889,575	416,442	12,593,835	Rejection (49.65%)	(Note) 3
Eighth Proposal	6,574,245	5,534,071	450,643	12,593,927	Rejection (52.20%)	(Note) 3
(Note) 1. Approval requires a majority of the voting rights of shareholders in attendance and able to exercise voting rights.
2. Approval requires the attendance of shareholders possessing at least one third of the voting rights of shareholders who are able to exercise voting rights and a majority of the voting rights of shareholders in attendance.
3. Approval requires the attendance of shareholders possessing at least one third of the voting rights of shareholders who are able to exercise voting rights and two-thirds or more of the voting rights of shareholders in attendance.

[3] Reason for not adding some of the voting rights of shareholders who attended the Ordinary General Meeting of Shareholders to the number of voting rights for approval of, against or abstaining from each of the matters to be resolved

The requirements for approval of the resolutions were met by the advance voting by the day prior to the date of this Ordinary General Meeting of Shareholders and the tallying of votes received from some of the shareholders who attended on the day of the meeting for which the approval or otherwise of the resolutions could be confirmed, and the resolutions were thus passed (with regard to the Shareholders’ proposals, it became clear that they were rejected) legally in accordance with the Companies Act. Therefore, the remaining votes of shareholders who attended on the day of this Ordinary General Meeting of Shareholders were not added to the number of voting rights for approval of, against or abstaining from each of the matters to be resolved.
End of Document

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